Exhibit 21.1

List of Principal Subsidiaries

Name of Subsidiary	Place of incorporation	Percentage of equity attributable to the Company
Ethereal Tech Pte. Ltd.	Singapore	100%
Ethereal Tech US Corporation	United States	100%
Lonshi Tech Canada Limited	Canada	100%